Gryphon Online Safety, Inc.

Financial Statements

For the fiscal years ended December 31, 2024 and 2023

(Unaudited)

Gryphon Online Safety, Inc.
Balance Sheets

	December 31,	
	2024	**2023**
Assets		
Current assets		
Cash and cash equivalents	$ 267,766	$ 82,149
Accounts receivable	65,017	-
Inventory, net	185,986	285,130
Prepaid expenses	3,139	2,193
Deposits	50,891	94,665
Other receivables	132,447	147,082
Total current assets	705,246	611,219
Intangible assets, net	1,579,346	1,797,159
Total assets	$ 2,284,592	$ 2,408,378
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 1,504,545	$ 1,293,548
Deferred revenue and customer deposits	447,406	541,080
Short term notes payable	105,332	41,472
Accrued Interest - long term notes	3,650	11,977
Convertible equity instruments, net of discount	517,289	517,289
Total current liabilities	2,578,222	2,405,366
Long Term notes payable	500,000	500,000
SAFE Notes, net of discount	742,352	585,042
Total liabilities	3,820,574	3,490,408
Commitments and contingencies		
Stockholders' equity		
Series Seed Preferred stock, 9,136,468 shares issued and outstanding at December 31, 2024 and 2023	914	914
Series A-1 Preferred stock, 5,616,525 shares issued and outstanding at December 31, 2024 and 2023	562	562
Series A-2 Preferred stock, 454,544 shares issued and outstanding at December 31, 2024 and 2023	45	45
Common stock, 10,756,391 shares issued and outstanding at December 31, 2024 and 2023	1,076	1,076
Additional paid-in capital	11,077,473	10,957,473
Accumulated deficit	(12,616,052)	(12,042,100)
Total stockholders' equity	(1,535,982)	(1,082,030)
Total liabilities and stockholders' equity	$ 2,284,592	$ 2,408,378

See accompanying notes

(Unaudited)

Gryphon Online Safety, Inc.
Statements of Operations

	For the years ended December 31,	
	2024	**2023**
Net revenue		
Product	$ 880,176	$ 1,061,216
Service and other	1,508,868	871,247
Total net revenue	2,389,044	1,932,463
Cost of goods sold	(784,625)	(1,135,887)
Gross profit	1,604,419	796,576
Operating expenses		
Operations	350,447	428,796
Sales and marketing	666,001	916,773
General and administrative	267,340	320,429
Research and development	325,284	544,522
Total operating expenses	1,609,072	2,210,520
Loss from operations	(4,653)	(1,413,944)
Other income (expense)		
Interest expense	(33,596)	(40,045)
Interest income	-	1
Amortization	(535,703)	(628,833)
Total other income (expense)	(569,299)	(668,877)
Net loss before income tax	(573,952)	(2,082,821)
Provision for income tax	-	-
Net loss	$ (573,952)	$ (2,082,821)

See accompanying notes

(Unaudited)

Gryphon Online Safety, Inc.
Statements of Cash Flows

	Year ended December 31,	
	2024	**2023**
Cash flows from operating activities		
Net loss	$ (573,952)	$ (2,082,821)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Amortization	535,703	561,140
Amortization of debt discount	-	67,694
Stock based compensation	120,000	213,546
Allowance for inventory loss	-	(17,656)
Changes in operating assets and liabilities:		
Accounts receivable	-	-
Inventory	-	589,611
Prepaid expenses	-	53,178
Deposits	-	48,247
Other receivables	-	1,231
Accounts payable and accrued expenses	-	235,247
Accrued interest	-	(13,451)
Deferred revenue and customer deposits	-	21,519
Net cash used by operating activities	81,751	(322,515)
Cash flows from investing activities		
Payments for the purchase of intangible assets	-	(380,277)
Net cash used by investing activities	-	(380,277)
Cash flows from financing activities		
Proceeds from issuance of short term notes payable	-	104,000
Repayment of short term notes payable	-	(203,415)
Proceeds from issuance of convertible equity instruments	-	644,830
Payment of issuance costs for convertible equity instruments	-	(59,788)
Net cash provided by financing activities	-	485,627
Net increase (decrease) in cash and cash equivalents	81,751	(217,165)
Cash and cash equivalents, beginning of year	82,149	299,314
Cash and cash equivalents, end of year	$ 163,900	$ 82,149
Supplemental Cash Flow Information:		
Cash paid for interest	$ 41,561	$ 53,496
Cash paid for taxes	$ -	$ -

See accompanying notes

(Unaudited)

Gryphon Online Safety, Inc.
Statements of Changes in Stockholders' Equity

	Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2022	9,136,468	$ 914	5,616,525	$ 562	454,544	$ 45	10,756,391	$ 1,076	$ 10,743,927	$ (9,959,279)	$ 787,245
Stock based compensation	-	-	-	-	-	-	-	-	213,546	-	213,546
Net Loss	-	-	-	-	-	-	-	-	-	(2,082,821)	(2,082,821)
Balance on December 31, 2023	9,136,468	914	5,616,525	562	454,544	45	10,756,391	1,076	10,957,473	(12,042,100)	(1,082,030)
Stock based compensation	-	-	-	-	-	-	-	-	120,000	-	120,000
Net Loss	-	-	-	-	-	-	-	-	-	(573,952)	(573,952)
Balance on December 31, 2024	9,136,468	$ 914	5,616,525	$ 562	454,544	$ 45	10,756,391	$ 1,076	$ 11,077,473	$ (12,616,052)	$ (1,535,982)

See accompanying notes

(Unaudited)

1

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilize artificial intelligence-based learning to make the internet a safer place for children, and all connected devices. The routers include a mobile application for real time management of all connected devices and allow collaboration with others. The Company has also begun licensing its software for use on hardware sold by others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company's intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

The Company accounts for revenue arising from contracts with customers pursuant to ASC Topic 606, which outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations.   Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations.   Certain products are sold with a software license included.   The revenue component related to hardware is recognized when the product is shipped to the customer.   Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied.

Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

The Company began licensing its software for use on hardware sold by others in 2024. Revenue related to customizing the software for others' use is recognized as the expenses related to the customization work are incurred. Licensing fees will be paid monthly, quarterly or annually, based on the terms of the software licensing agreement and the number of units subscribed to use the software.

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2024 and 2023, the Company determined that allowances of $50,000 and $197,344, respectively were necessary. The reserve at December 31, 2023 includes $150,000 for parts that one of the Company's suppliers expects to scrap as a result of previous years' supply chain issues. Certain previously ordered inventory units will not be built as the Company has begun selling newer products. This $150,000 reserve is presented as part of Accounts payable and accrued expenses at December 31, 2024.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2024 and 2023, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2024 or 2023.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final products are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2024 or 2023.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2024 and 2023, the Company recognized $325,284 and $544,522 in research and development costs, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2024 and 2023, the Company recognized $666,001 and $916,773 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2024 and 2023, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2024 and 2023, the Company determined that no allowances were necessary.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 51% and 80% of revenue for 2024 and 2023 respectively is generated through one online seller. In addition, approximately 90% and 82% of inventory at the year ended December 31, 2024 and 2023 respectively is held by this online seller. The loss of the ability to sell the Company's products via this online seller would cause significant negative impact on the Company's operations.

SAFE Notes

The Company began issuing Simple Agreement for Future Equity ("SAFE") notes to investors during the year ended December 31, 2023. The SAFE notes provide the investors the right to certain shares of the Company's capital stock upon a future equity financing. The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price. The SAFE notes are recorded as a long-term liability at their estimated fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March xx, 2025, the date these financial statements were available to be issued. Subsequent to December 31, 2024:

(Unaudited)

The Company continues to sell the remaining approved Series A-1 Preferred Stock under a Reg CF offering or to accredited investors or institutions.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2024 and 2023 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	December 31, 2024	December 31, 2023
Software	$ 4,353,237	$ 4,035,347
Other Intangible Assets	447	447
	4,353,684	4,035,794
Accumulated Amortization	(2,774,338)	(2,238,635)
	$ 1,579,346	$ 1,797,159

Amortization expense for the years ended December 31, 2024 and 2023, was $535,703 and $561,140, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	December 31, 2024	December 31, 2023
Sales channel partner holdbacks	$ 126,460	$ 135,160
Other	5,987	11,922
	$ 132,447	$ 147,082

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company's bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In July 2024, the Company received $150,000 of proceeds from a loan from an individual. The loan accrues interest at a rate of 12% per annum and matures in July 2025. During the year ended December 31, 2024, the Company incurred $6,421 of interest expense on this short-term loan.

In July 2024, the Company received $39,600 of proceeds from an advance against future receivables from a payment processing vendor to provide working capital. The fixed fee for the advance was $3,600. Payments approximating 17% of sales through this channel are due periodically until the advance is repaid. At December 31, 2024, $15,663 remained outstanding on this advance.

In March 2024, the Company received $60,000 of proceeds from a loan from an individual. The loan accrues interest at a rate of 12% per annum and matured in December 2024. During the year ended December 31, 2024, the Company incurred $3,812 of interest expense on this short-term loan.

In May 2023, the Company received $55,000 of proceeds from an advance against future receivables from a sales channel partner to provide working capital. The fixed fee for the advance was $6,325. Payments approximating 15% of sales through this channel were due periodically until the advance was repaid in January 2024.

In August 2023, the Company received $49,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 9.49% per annum and matured in May 2024. During the year ended December 31, 2024, the Company incurred $660 of interest expense on this short-term loan.

In August 2022, the Company received $150,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 15.77% per annum and matured in January 2024. During the year ended December 31, 2024, the Company incurred $299 of interest expense on this short-term loan.

LONG TERM DEBT

In 2021 and 2022, the Company received proceeds from an SBA loan totaling $500,000. The SBA loan is secured by substantially all of the Company's assets and accrues interest at 3.75% per annum. The loan matures in June 2050. During the year ended December 31, 2024, the Company incurred $18,804 of interest expense on this long-term loan.

Following is a summary of long-term minimum debt payments required over the next 5 years:

2025	$	113,228
2026		11,466
2027		11,904
2028		12,309
2029		12,828
Thereafter		443,597
	$	605,332

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2022, the Company received $517,289 of proceeds from the issuance of convertible equity instruments that mature in December 2023. These instruments do not bear interest and may convert to 419,502 shares of preferred stock upon the following:

1. Upon the Company receiving cash of a specified amount ($2,000,000 – $5,000,000) for the sale of the Company's shares ("Qualified Financing"), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

2. Holders may elect to convert outstanding principal into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

3. Upon maturity, outstanding principal must be converted into a number of Preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

The Company incurred $81,233 of costs associated with the issue of these instruments. Amortization expense for the years ended December 31, 2024 and 2023 included $0 and $67,694 respectively of amortization of expense related to the issue of the convertible equity instruments.

NOTE 7 – SAFE NOTES

The Company began issuing Simple Agreement for Future Equity ("SAFE") notes to investors during the year ended December 31, 2023, receiving $814,895 in proceeds from the sale of these notes. These notes do not bear interest and will convert to shares of Company stock upon the following:

1. Upon the Company completing an Equity Financing, at which time the SAFE will automatically convert into shares of Company preferred stock at a price defined in the agreement.

2. Upon a Liquidity Event, SAFE holders will receive the greater of cash equal to the purchase amount or shares of common stock equal to the purchase amount divided by the liquidity price, as defined in the agreement.

The Company incurred $72,543 of costs associated with the issue of these notes.   Amortization of these costs will begin in 2024.

NOTE 8 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value shares of Preferred Stock authorized at December 31, 2024 and 2023. At December 31, 2024 and 2023, there were issued and outstanding preferred shares of 15,207,537.

At December 31, 2024 and 2023, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders.   Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends.   Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 9 – COMMON STOCK

The Company has 40,000,000, $0.0001 par value shares of common stock authorized at December 31, 2024 and 2023.

During the year ended December 31, 2024, the Company issued 176,500 stock options to employees for services.   In addition, stock options issued in prior years continued to vest during the current year.   The Company recognized $120,000 of stock compensation expense related to stock options during the year ended December 31, 2024. During the year ended December 31, 2023, the Company issued 380,000 stock options for services and recognized $213,546 of stock compensation expense.

During the years ended December 31, 2024 and 2023, the Company issued no shares of common stock from exercised stock options.

A summary of option activity for the periods is as follows:

	Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding December 31, 2022	1,392,500	$ 0.22	7.5
Granted	380,000	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2023	1,772,500	0.33	7.0
Granted	176,500	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2024	1,949,000	0.34	6.3

Options exercisable at December 31, 2024 and 2023 are 1,478,958 and 1,179,792, respectively.

The options issued during 2024 and 2023 vest ratably over periods of one to four years. At December 31, 2024, there are 470,042 unvested stock options outstanding and approximately $45,000 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

December 31,	
2024	2023

Expected life (years)	1-4	1-4
Risk-free interest rate	4.25-4.35%	4.06%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

NOTE 10 - WARRANTS

A summary of warrant activity for the years ended December 31, 2024 and 2023 is as follows:

	Warrants - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2022	446,341	$ 0.71	4.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2023	446,341	0.71	3.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2024	446,341	0.71	2.6

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 11 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $3,716,533 and $3,565,922, respectively. As of December 31, 2024, and 2023, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,			
	2024		**2023**	
Deferred tax assets:				
Net operating loss carryforwards	$	3,658,655	$	3,492,209
Deferred revenue timing difference		(27,165)		6,241
Stock-based compensation		34,800		61,928
Research and development tax credit carryforwards		50,243		5,544
Total deferred tax assets		3,716,533		3,565,922
Deferred tax liabilities:				
Total deferred tax liabilities		-		-
Valuation allowance		(3,716,533)		(3,565,922)
Net deferred tax assets	$	-	$	-

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2024 and 2023 and no history of generating taxable income. Therefore, valuation allowances of $3,716,533 and $3,565,922 were recorded as of December 31, 2024 and 2023, respectively. Deferred tax assets and liabilities were calculated using the Company's combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and as of December 2022, the PTAB had determined all but one of the claims to be invalid. As of February 2024, the case was closed without prejudice. The Company anticipates that there will be no financial impact arising out of this matter.

NOTE 13 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $12,616,052 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 14 – RELATED PARTIES

During the years ended December 31, 2024 and 2023, the Company paid $6,999 and $12,104 respectively for legal counsel to a firm in which one of the directors is a partner.